Dreyfus
Stock Index Fund, Inc.

ANNUAL REPORT December 31, 2006



Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Stock Index Fund, Inc., covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Thomas Durante, CFA, Portfolio Manager

How did Dreyfus Stock Index Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, Dreyfus Stock Index Fund produced total returns of 15.50% for its Initial shares and 15.21% for its Service shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a total return of 15.78% for the same period.[2,3]

After producing relatively lackluster returns over the first half of 2006, the U.S. stock market rallied strongly over the second half as investors became less concerned about inflationary pressures and corporate earnings continued to grow. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and operating expenses that are not reflected in the S&P 500 Index's results.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index by generally investing in all 500 stocks in the S&P 500 Index in proportion to their respective weighting. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

What other factors influenced the fund's performance?

During the first four months of the reporting period, the U.S. economy remained relatively strong, characterized by healthy corporate earnings, low unemployment and subdued inflation. In this environment, stock prices rose modestly. However, the stock market fell sharply in May after hawkish comments from members of the Federal

Reserve Board (the "Fed") sparked renewed concerns about the potential effects of higher interest rates and resurgent energy prices on the U.S. economy. Indeed, the Fed continued to raise short-term interest rates over the first six months of 2006, driving the overnight federal funds rate to 5.25% by the end of June.

Over the second half of the year, oil prices fell and employment gains moderated, helping to alleviate investors' inflation fears. The Fed lent credence to a more benign inflation outlook when it refrained from further rate hikes at its meetings between August and December, its first pauses in more than two years. In addition, U.S. housing markets began to cool, primarily due to affordability concerns in certain areas of the country, an excess supply of new homes and poor buyers' psychology.

In this environment, the S&P 500 Index posted gains in all 10 of its economic sectors, with particularly strong contributions from banks and asset management firms within the financials sector. Banks benefited from the healthy economy and low loan default rates. In addition, credit card use accelerated when borrowing through home equity loans slowed in the wake of declining home values. Financial results from brokerage firms improved due to higher stock market trading volumes, increased mergers-and-acquisitions activity and strength in international businesses.

Despite declining oil and gas prices over the second half of the year, the stocks of integrated energy producers, suppliers and drillers generally made positive contributions to the return of the S&P 500 Index. Many of these energy companies continued to benefit from mergers-and-acquisitions activity, record output levels and robust worldwide demand, most notably from China, India and other emerging markets.

Telecommunications stocks also fared relatively well, due in large part to mergers-and-acquisitions activity in a consolidating industry. In addition, many of these companies rebounded from earlier weakness as they upgraded their networks to handle bandwidth-heavy services, such as television programming. Finally, pharmaceutical stocks posted solid gains, the result of an improved litigation environment and the development of a number of promising new drugs.

Only a few industry groups detracted from the S&P 500 Index's overall return. For example, some Internet companies in the information technology area produced disappointing results due to intensifying competitive pressures. Semiconductor stocks also produced relatively modest returns as a result of rising inventories of unsold products. Finally, a number of homebuilders saw their stock prices fall due to the slowdown in the housing market.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index by maintaining an asset allocation that closely approximates that of the S&P 500 Index. In our view, one of the benefits of broadly diversified index funds is that they can help investors manage risks by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

January 16, 2007

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Stock Index Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 180 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *"Standard & Poor's®," "S&P®," "Standard & Poor's 500®" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Stock Index Fund, Inc. Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**15.50%**	**5.92%**	**8.12%**
Service shares	**15.21%**	**5.66%**	**7.95%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Stock Index Fund, Inc. on 12/31/96 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

6

The fund's Initial shares are not subject to a Rule 12b-1 fee. The fund's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the fund's Initial shares from their inception date through December 30, 2000, and the performance of the fund's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fund fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance, and includes the reinvestment of dividends daily. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Stock Index Fund, Inc. from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 1.55	$ 2.89
Ending value (after expenses)	$1,126.00	$1,124.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 1.48	$ 2.75
Ending value (after expenses)	$1,023.74	$1,022.48

† *Expenses are equal to the fund's annualized expense ratio of .29% for Initial shares and .54% for Service shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2006

Common Stocks–99.6%	Shares		Value ($)
Consumer Discretionary–10.6%			
Amazon.com	101,200	a,b	3,993,352
Apollo Group, Cl. A	45,850	b	1,786,774
AutoNation	49,000	b	1,044,680
AutoZone	16,600	b	1,918,296
Bed Bath & Beyond	92,600	b	3,528,060
Best Buy	132,125		6,499,229
Big Lots	35,900	a	822,828
Black & Decker	22,300		1,783,331
Brunswick	30,100		960,190
Carnival	145,724	a	7,147,762
CBS, Cl. B	255,993		7,981,862
Centex	38,900	a	2,188,903
Circuit City Stores	46,500		882,570
Clear Channel Communications	161,747		5,748,488
Coach	120,300	b	5,168,088
Comcast, Cl. A	681,625	a,b	28,853,186
D.R. Horton	90,400		2,394,696
Darden Restaurants	48,050		1,930,168
Dillard's, Cl. A	19,900		695,903
DIRECTV Group	252,500	b	6,297,350
Dollar General	102,209	a	1,641,476
Dow Jones & Co.	21,300	a	809,400
E.W. Scripps, Cl. A	27,300		1,363,362
Eastman Kodak	94,100	a	2,427,780
Family Dollar Stores	49,650		1,456,234
Federated Department Stores	172,008		6,558,665
Ford Motor	618,650	a	4,646,062
Fortune Brands	49,550		4,231,075
Gannett	76,788		4,642,602
Gap	172,551		3,364,745
General Motors	185,248	a	5,690,819
Genuine Parts	55,850		2,648,966
Goodyear Tire & Rubber	58,100	a,b	1,219,519
H & R Block	105,600		2,433,024
Harley-Davidson	84,900		5,982,903
Harman International Industries	21,400		2,138,074

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Harrah's Entertainment	60,950	5,041,784
Hasbro	52,050	1,418,363
Hilton Hotels	126,650 [a]	4,420,085
Home Depot	668,344	26,840,695
IAC/InterActiveCorp	73,100 [a,b]	2,716,396
International Game Technology	111,200	5,137,440
Interpublic Group of Cos.	144,493 [a,b]	1,768,594
J.C. Penney	73,700	5,701,432
Johnson Controls	64,100	5,507,472
Jones Apparel Group	36,100	1,206,823
KB Home	25,700	1,317,896
Kohl's	107,123 [b]	7,330,427
Leggett & Platt	58,600 [a]	1,400,540
Lennar, Cl. A	45,200	2,371,192
Limited Brands	112,000	3,241,280
Liz Claiborne	33,600	1,460,256
Lowe's Cos.	498,720	15,535,128
Marriott International, Cl. A	110,100	5,253,972
Mattel	124,895	2,830,121
McDonald's	405,055	17,956,088
McGraw-Hill Cos.	116,000	7,890,320
Meredith	12,700 [a]	715,645
New York Times, Cl. A	47,100 [a]	1,147,356
Newell Rubbermaid	90,778	2,628,023
News, Cl. A	766,600	16,466,568
NIKE, Cl. B	61,550	6,095,297
Nordstrom	74,900	3,695,566
Office Depot	91,200 [b]	3,481,104
OfficeMax	24,400	1,211,460
Omnicom Group	55,980	5,852,149
Pulte Homes	69,200 [a]	2,291,904
RadioShack	44,500 [a]	746,710
Sears Holdings	27,188 [b]	4,565,681
Sherwin-Williams	36,600	2,327,028
Snap-On	19,100 [a]	909,924
Stanley Works	26,600 [a]	1,337,714
Staples	236,625	6,317,888

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Starbucks	247,600 b	8,769,992
Starwood Hotels &		
Resorts Worldwide	69,400	4,337,500
Target	281,242 a	16,044,856
Tiffany & Co.	44,300 a	1,738,332
Time Warner	1,307,468	28,476,653
TJX Cos.	149,050	4,250,906
Tribune	62,430 a	1,921,595
Univision Communications, Cl. A	82,600 a,b	2,925,692
VF	29,300	2,404,944
Viacom, Cl. B	228,993 b	9,395,583
Walt Disney	677,409	23,214,806
Wendy's International	31,300	1,035,717
Whirlpool	25,632 a	2,127,969
Wyndham Worldwide	64,860 b	2,076,817
Yum! Brands	86,850	5,106,780
		442,844,885
Consumer Staples—9.2%		
Altria Group	686,443	58,910,538
Anheuser-Busch Cos.	251,750	12,386,100
Archer-Daniels-Midland	215,205	6,877,952
Avon Products	145,600	4,810,624
Brown-Forman, Cl. B	25,800	1,708,992
Campbell Soup	71,349	2,774,763
Clorox	49,750	3,191,462
Coca-Cola	667,842	32,223,377
Coca-Cola Enterprises	90,800	1,854,136
Colgate-Palmolive	168,450	10,989,678
ConAgra Foods	166,850	4,504,950
Constellation Brands, Cl. A	68,800 b	1,996,576
Costco Wholesale	150,050	7,933,144
CVS	269,680	8,335,809
Dean Foods	43,800 b	1,851,864
Estee Lauder Cos., Cl. A	41,700	1,702,194
General Mills	112,400	6,474,240
H.J. Heinz	107,900	4,856,579
Hershey	56,978 a	2,837,504

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Kellogg	82,200 a	4,114,932
Kimberly-Clark	150,098	10,199,159
Kroger	234,948	5,420,250
McCormick & Co.	43,000	1,658,080
Molson Coors Brewing, Cl. B	14,950 a	1,142,778
Pepsi Bottling Group	44,850	1,386,314
PepsiCo	537,791	33,638,827
Procter & Gamble	1,037,741	66,695,614
Reynolds American	56,100 a	3,672,867
Safeway	145,169	5,017,041
Sara Lee	244,598	4,165,504
SUPERVALU	67,451	2,411,373
SYSCO	202,450	7,442,062
Tyson Foods, Cl. A	82,500	1,357,125
UST	52,700 a	3,067,140
Wal-Mart Stores	805,329	37,190,093
Walgreen	328,600	15,079,454
Whole Foods Market	46,800	2,196,324
Wm. Wrigley Jr.	71,925	3,719,961
		385,795,380
Energy—9.8%		
Anadarko Petroleum	150,568	6,552,719
Apache	107,922	7,177,892
Baker Hughes	105,060 a	7,843,780
BJ Services	96,000	2,814,720
Chesapeake Energy	136,200 a	3,956,610
Chevron	713,961	52,497,552
ConocoPhillips	538,993	38,780,546
Consol Energy	59,800 a	1,921,374
Devon Energy	144,800	9,713,184
El Paso	230,979	3,529,359
EOG Resources	79,700	4,977,265
Exxon Mobil	1,910,118	146,372,342
Halliburton	329,302	10,224,827
Hess	88,700	4,396,859
Kinder Morgan	35,100	3,711,825
Marathon Oil	115,090	10,645,825

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Murphy Oil	61,300	3,117,105
Nabors Industries	98,000 a,b	2,918,440
National Oilwell Varco	57,500 b	3,517,850
Noble	44,400	3,381,060
Occidental Petroleum	282,200	13,779,826
Peabody Energy	86,400	3,491,424
Rowan Cos.	36,200 a	1,201,840
Schlumberger	385,900	24,373,444
Smith International	65,300	2,681,871
Sunoco	40,300	2,513,108
Transocean	95,733 b	7,743,843
Valero Energy	198,000	10,129,680
Weatherford International	111,300 b	4,651,227
Williams Cos.	195,271	5,100,479
XTO Energy	119,866	5,639,695
		409,357,571
Financial—22.2%		
ACE	106,650	6,459,790
Aflac	161,992	7,451,632
Allstate	204,671	13,326,129
Ambac Financial Group	34,794	3,099,101
American Express	394,573	23,938,744
American International Group	851,373	61,009,389
Ameriprise Financial	79,234	4,318,253
AON	101,450	3,585,243
Apartment Investment & Management, Cl. A	31,600	1,770,232
Archstone-Smith Trust	71,500	4,162,015
Bank of America	1,470,665	78,518,804
Bank of New York	250,232	9,851,634
BB & T	177,200	7,784,396
Bear Stearns Cos.	38,452	6,259,216
Boston Properties	38,300	4,285,004
Capital One Financial	133,600	10,263,152
CB Richard Ellis Group, Cl. A	60,500 b	2,008,600
Charles Schwab	334,978	6,478,475
Chicago Mercantile Exchange Holdings	11,400 a	5,811,150
Chubb	134,800	7,132,268

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Cincinnati Financial	56,730	2,570,436
CIT Group	64,900	3,619,473
Citigroup	1,609,190	89,631,883
Comerica	52,000	3,051,360
Commerce Bancorp/NJ	61,400 a	2,165,578
Compass Bancshares	42,494	2,534,767
Countrywide Financial	203,398	8,634,245
E*TRADE FINANCIAL	139,800 b	3,134,316
Equity Office Properties Trust	115,100 a	5,544,367
Equity Residential	95,650	4,854,238
Fannie Mae	319,309	18,963,762
Federated Investors, Cl. B	29,600	999,888
Fifth Third Bancorp	182,792	7,481,677
First Horizon National	40,800 a	1,704,624
Franklin Resources	54,600	6,015,282
Freddie Mac	226,915	15,407,528
Genworth Financial, Cl. A	145,100	4,963,871
Goldman Sachs Group	139,450	27,799,357
Hartford Financial Services Group	103,750	9,680,912
Huntington Bancshares/OH	77,804 a	1,847,845
Janus Capital Group	64,900	1,401,191
JPMorgan Chase & Co.	1,136,126	54,874,886
KeyCorp	131,566	5,003,455
Kimco Realty	74,000	3,326,300
Legg Mason	43,000	4,087,150
Lehman Brothers Holdings	173,560	13,558,507
Lincoln National	94,000	6,241,600
Loews	149,650	6,205,986
M & T Bank	25,400	3,102,864
Marsh & McLennan Cos.	180,458	5,532,842
Marshall & Ilsley	83,500 a	4,017,185
MBIA	44,150	3,225,599
Mellon Financial	134,857	5,684,223
Merrill Lynch & Co.	289,531 a	26,955,336
MetLife	249,000	14,693,490
MGIC Investment	27,200 a	1,701,088
Moody's	77,000	5,317,620

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Morgan Stanley	346,716	28,233,084
National City	206,799	7,560,571
Northern Trust	61,390	3,725,759
Plum Creek Timber	57,950	2,309,308
PNC Financial Services Group	96,223	7,124,351
Principal Financial Group	88,350	5,186,145
Progressive	249,428	6,041,146
ProLogis	81,000	4,922,370
Prudential Financial	156,250	13,415,625
Public Storage	40,100 [a]	3,909,750
Realogy	70,200 [b]	2,128,464
Regions Financial	238,788 [a]	8,930,671
Safeco	34,450 [a]	2,154,848
Simon Property Group	72,500 [a]	7,343,525
SLM	133,900	6,530,303
Sovereign Bancorp	117,705	2,988,530
St. Paul Travelers Cos.	225,934	12,130,396
State Street	108,750	7,334,100
SunTrust Banks	115,950	9,791,978
Synovus Financial	106,450	3,281,854
T. Rowe Price Group	86,300	3,777,351
Torchmark	32,100	2,046,696
U.S. Bancorp	575,705	20,834,764
UnumProvident	112,169 [a]	2,330,872
Vornado Realty Trust	42,300	5,139,450
Wachovia	624,208	35,548,646
Washington Mutual	309,517	14,079,928
Wells Fargo & Co.	1,105,614	39,315,634
XL Capital, Cl. A	59,100	4,256,382
Zions Bancorporation	35,000	2,885,400
		928,305,859
Health Care–12.0%		
Abbott Laboratories	502,676	24,485,348
Aetna	170,964	7,382,225
Allergan	50,400	6,034,896
AmerisourceBergen	62,918	2,828,793
Amgen	382,024 [b]	26,096,059

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Applera–Applied Biosystems Group	60,050	2,203,235
Barr Pharmaceuticals	34,800 b	1,744,176
Bausch & Lomb	17,600	916,256
Baxter International	214,350	9,943,697
Becton, Dickinson & Co.	80,800 a	5,668,120
Biogen Idec	110,427 a,b	5,431,904
Biomet	80,225 a	3,310,886
Boston Scientific	386,163 b	6,634,280
Bristol-Myers Squibb	644,128	16,953,449
C.R. Bard	33,700	2,796,089
Cardinal Health	132,600	8,543,418
Caremark Rx	139,700	7,978,267
Celgene	122,000 b	7,018,660
CIGNA	33,571	4,416,936
Coventry Health Care	52,200 b	2,612,610
Eli Lilly & Co.	322,437	16,798,968
Express Scripts	44,400 a,b	3,179,040
Forest Laboratories	103,700 a,b	5,247,220
Genzyme	86,050 b	5,298,959
Gilead Sciences	150,600 b	9,778,458
Health Management Associates, Cl. A	78,800	1,663,468
Hospira	51,077 b	1,715,166
Humana	54,400 b	3,008,864
IMS Health	64,950	1,784,826
Johnson & Johnson	949,502	62,686,122
King Pharmaceuticals	79,666 a,b	1,268,283
Laboratory Corp. of America Holdings	41,100 a,b	3,019,617
Manor Care	24,200 a	1,135,464
McKesson	96,969	4,916,328
Medco Health Solutions	96,099 b	5,135,531
MedImmune	78,300 b	2,534,571
Medtronic	376,973	20,171,825
Merck & Co.	710,966	30,998,118
Millipore	17,500 a	1,165,500
Mylan Laboratories	69,400 a	1,385,224
Patterson Cos.	45,500 a,b	1,615,705
PerkinElmer	40,268	895,158

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Pfizer	2,361,411	61,160,545
Quest Diagnostics	52,400	2,777,200
Schering-Plough	485,551	11,478,426
St. Jude Medical	115,800 [b]	4,233,648
Stryker	97,300	5,362,203
Tenet Healthcare	154,400 [a]	1,076,168
Thermo Fisher Scientific	133,600 [a]	6,050,744
UnitedHealth Group	441,100	23,700,303
Waters	33,250 [b]	1,628,252
Watson Pharmaceuticals	33,600 [a,b]	874,608
WellPoint	203,100 [b]	15,981,939
Wyeth	441,020	22,456,738
Zimmer Holdings	78,202 [a,b]	6,129,473
		501,311,966
Industrial—10.8%		
3M	241,198	18,796,560
Allied Waste Industries	83,200 [b]	1,022,528
American Power Conversion	55,400	1,694,686
American Standard Cos.	56,800	2,604,280
Avery Dennison	30,950	2,102,433
Boeing	258,920	23,002,453
Burlington Northern Santa Fe	117,592	8,679,466
Caterpillar	213,030	13,065,130
Cintas	44,700	1,775,037
Cooper Industries, Cl. A	29,800	2,694,814
CSX	142,500	4,906,275
Cummins	17,200 [a]	2,032,696
Danaher	77,600	5,621,344
Deere & Co.	75,700	7,196,799
Dover	66,850	3,276,987
Eaton	48,800	3,666,832
Emerson Electric	262,780	11,585,970
Equifax	40,950	1,662,570
FedEx	100,440	10,909,793
Fluor	28,800 [a]	2,351,520
General Dynamics	132,472	9,849,293
General Electric	3,375,883	125,616,606

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Goodrich	40,900	1,862,995
Honeywell International	267,424	12,098,262
Illinois Tool Works	137,400	6,346,506
Ingersoll-Rand, Cl. A	100,400	3,928,652
ITT Industries	60,500	3,437,610
L-3 Communications Holdings	40,902	3,344,966
Lockheed Martin	116,660	10,740,886
Masco	129,100 [a]	3,856,217
Monster Worldwide	42,000 [b]	1,958,880
Norfolk Southern	129,950	6,535,186
Northrop Grumman	113,104	7,657,141
Paccar	81,368	5,280,783
Pall	40,101 [a,b]	1,385,490
Parker Hannifin	38,575	2,965,646
Pitney Bowes	72,700	3,358,013
R.R. Donnelley & Sons	71,050	2,525,117
Raytheon	145,650 [a]	7,690,320
Robert Half International	54,900	2,037,888
Rockwell Automation	55,700	3,402,156
Rockwell Collins	54,750	3,465,127
Ryder System	19,900 [a]	1,016,094
Southwest Airlines	259,312	3,972,660
Terex	33,300 [b]	2,150,514
Textron	41,100	3,853,947
Tyco International	651,371	19,801,678
Union Pacific	88,328	8,127,942
United Parcel Service, Cl. B	351,550	26,359,219
United Technologies	328,682	20,549,199
W.W. Grainger	23,900	1,671,566
Waste Management	175,254	6,444,090
		451,938,822
Information Technology–15.1%		
ADC Telecommunications	38,414 [b]	558,155
Adobe Systems	191,000 [b]	7,853,920
Advanced Micro Devices	179,700 [a]	3,656,895

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Affiliated Computer Services, Cl. A	38,800 b	1,894,992
Agilent Technologies	133,890 b	4,666,066
Altera	118,500 b	2,332,080
Analog Devices	112,000	3,681,440
Apple Computer	278,500 b	23,627,940
Applied Materials	454,900	8,392,905
Autodesk	75,900 b	3,070,914
Automatic Data Processing	180,278	8,878,691
Avaya	148,692 b	2,078,714
BMC Software	67,200 b	2,163,840
Broadcom, Cl. A	153,587 b	4,962,396
CA	134,509 a	3,046,629
Ciena	27,685 a,b	767,151
Cisco Systems	1,988,818 b	54,354,396
Citrix Systems	59,100 b	1,598,655
Cognizant Technology Solutions, Cl. A	46,400 b	3,580,224
Computer Sciences	56,200 b	2,999,394
Compuware	115,400 b	961,282
Comverse Technology	66,200 b	1,397,482
Convergys	45,102 b	1,072,525
Corning	512,298 b	9,585,096
Dell	743,912 b	18,664,752
eBay	379,000 a,b	11,396,530
Electronic Arts	101,000 b	5,086,360
Electronic Data Systems	169,350	4,665,593
EMC/Massachusetts	721,244 b	9,520,421
Fidelity National Information Services	53,000	2,124,770
First Data	250,840	6,401,437
Fiserv	56,682 b	2,971,270
Google, Cl. A	70,200 b	32,325,696
Hewlett-Packard	896,980 a	36,946,606
Intel	1,888,410	38,240,303
International Business Machines	493,368	47,930,701
Intuit	114,200 b	3,484,242
Jabil Circuit	60,500	1,485,275

Common Stocks (continued)	Shares		Value ($)
Information Technology (continued)			
JDS Uniphase	69,099	a,b	1,151,189
Juniper Networks	185,300	b	3,509,582
KLA-Tencor	65,200	a	3,243,700
Lexmark International, Cl. A	32,050	b	2,346,060
Linear Technology	97,950		2,969,844
LSI Logic	131,200	b	1,180,800
Maxim Integrated Products	105,050		3,216,631
Micron Technology	247,050	a,b	3,448,818
Microsoft	2,833,096		84,596,247
Molex	46,475		1,470,004
Motorola	791,685		16,277,044
National Semiconductor	94,500		2,145,150
NCR	58,400	b	2,497,184
Network Appliance	122,400	b	4,807,872
Novell	111,000	b	688,200
Novellus Systems	40,500	a,b	1,394,010
NVIDIA	116,400	a,b	4,307,964
Oracle	1,310,192	b	22,456,691
Paychex	110,875		4,383,998
PMC-Sierra	68,700	a,b	460,977
QLogic	51,600	b	1,131,072
QUALCOMM	541,200		20,451,948
Sabre Holdings, Cl. A	43,350		1,382,432
SanDisk	73,700	a	3,171,311
Sanmina-SCI	174,472	b	601,928
Solectron	299,500	b	964,390
Sun Microsystems	1,152,684	b	6,247,547
Symantec	307,179	a,b	6,404,682
Symbol Technologies	83,406		1,246,086
Tektronix	27,000		787,590
Tellabs	144,700	b	1,484,622
Teradyne	62,200	a,b	930,512
Texas Instruments	485,948		13,995,302
Unisys	112,800	b	884,352
VeriSign	80,300	b	1,931,215
Western Union	251,040		5,628,317

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Xerox	316,166 [b]	5,359,014
Xilinx	110,100	2,621,481
Yahoo!	400,876 [a,b]	10,238,373
		630,439,877
Materials—2.9%		
Air Products & Chemicals	72,150	5,070,702
Alcoa	283,956	8,521,519
Allegheny Technologies	33,036 [a]	2,995,704
Ashland	18,700	1,293,666
Ball	34,100 [a]	1,486,760
Bemis	34,300	1,165,514
Dow Chemical	312,852	12,495,309
E.I. du Pont de Nemours & Co.	301,250	14,673,888
Eastman Chemical	26,900	1,595,439
Ecolab	58,400	2,639,680
Freeport-McMoRan Copper & Gold, Cl. B	64,500 [a]	3,594,585
Hercules	37,200 [a,b]	718,332
International Flavors & Fragrances	25,600	1,258,496
International Paper	149,020	5,081,582
MeadWestvaco	59,339	1,783,730
Monsanto	177,926	9,346,453
Newmont Mining	147,454	6,657,548
Nucor	98,900	5,405,874
Pactiv	43,550 [b]	1,554,300
Phelps Dodge	66,798	7,997,057
PPG Industries	54,133	3,475,880
Praxair	105,700	6,271,181
Rohm & Haas	46,541	2,379,176
Sealed Air	26,373	1,712,135
Sigma-Aldrich	21,600 [a]	1,678,752
Temple-Inland	35,000	1,611,050
United States Steel	38,800	2,837,832
Vulcan Materials	30,900 [a]	2,776,983
Weyerhaeuser	77,500	5,475,375
		123,554,502

Common Stocks (continued)	Shares	Value ($)
Telecommunication Services–3.5%		
Alltel	122,400	7,402,752
AT & T	1,258,574	44,994,021
BellSouth	597,401	28,143,561
CenturyTel	37,600	1,641,616
Citizens Communications	105,400	1,514,598
Embarq	48,908	2,570,604
Qwest Communications International	526,662 [a,b]	4,408,161
Sprint Nextel	948,061	17,908,872
Verizon Communications	956,113	35,605,648
Windstream	156,128	2,220,140
		146,409,973
Utilities–3.5%		
AES	217,500 [b]	4,793,700
Allegheny Energy	54,100 [b]	2,483,731
Ameren	67,600 [a]	3,632,148
American Electric Power	129,550	5,516,239
CenterPoint Energy	102,446 [a]	1,698,554
CMS Energy	72,800 [b]	1,215,760
Consolidated Edison	84,100	4,042,687
Constellation Energy Group	58,950	4,059,886
Dominion Resources/VA	115,892	9,716,385
DTE Energy	58,250 [a]	2,819,883
Duke Energy	411,247	13,657,513
Dynegy, Cl. A	123,956 [b]	897,441
Edison International	106,700	4,852,716
Entergy	67,750	6,254,680
Exelon	219,750	13,600,327
FirstEnergy	104,533	6,303,340
FPL Group	132,400 [a]	7,205,208
KeySpan	57,450	2,365,791
Nicor	14,600 [a]	683,280

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
NiSource	89,453	2,155,817
Peoples Energy	12,600 [a]	561,582
PG & E	114,250	5,407,453
Pinnacle West Capital	32,700	1,657,563
PPL	125,000 [a]	4,480,000
Progress Energy	83,285 [a]	4,087,628
Public Service Enterprise Group	82,550	5,479,669
Questar	28,100	2,333,705
Sempra Energy	85,895	4,813,556
Southern	243,210 [a]	8,964,721
TECO Energy	68,500 [a]	1,180,255
TXU	150,360	8,151,016
Xcel Energy	133,295 [a]	3,073,783
		148,146,017
Total Common Stocks		
(cost $2,429,161,032)		**4,168,104,852**

Short-Term Investments−.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
4.68%, 1/4/07	3,000,000	2,999,610
4.85%, 3/29/07	3,500,000 [c]	3,459,715
Total Short-Term Investments		
(cost $6,457,807)		**6,459,325**
Total Unaffiliated		
(cost $2,435,618,839)		**4,174,564,177**

Other Investment−.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $9,023,000)	9,023,000 [d]	**9,023,000**

Investment of Cash Collateral for Securities Loaned—3.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $143,753,680)	143,753,680 d	**143,753,680**
Total Affiliated (cost $152,776,680)		**152,776,680**
Total Investments (cost $2,588,395,519)	**103.4%**	**4,327,340,857**
Liabilities, Less Cash and Receivables	**(3.4%)**	**(142,290,854)**
Net Assets	**100.0%**	**4,185,050,003**

a *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's securities on loan is $144,314,511 and the total market value of the collateral held by the fund is $150,030,241, consisting of cash collateral of $143,753,680 and U.S. Government and agency securities valued at $6,276,561.*

b *Non-income producing security.*

c *All or partially held by a broker as collateral for open financial futures positions.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	22.2	Short-Term/	
Information Technology	15.1	Money Market Investments	3.8
Health Care	12.0	Telecommunication Services	3.5
Industrial	10.8	Utilities	3.5
Consumer Discretionary	10.6	Materials	2.9
Energy	9.8	Futures	(.0)
Consumer Staples	9.2		**103.4**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 12/31/2006 ($)
Financial Futures Long				
Standard & Poor's 500	60	21,426,000	March 2007	**(132,175)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $144,314,511)–Note 1(b):		
Unaffiliated issuers	2,435,618,839	4,174,564,177
Affiliated issuers	152,776,680	152,776,680
Cash		394,010
Dividends and interest receivable		5,785,721
Receivable for investment securities sold		658,430
Receivable for shares of Common Stock subscribed		46,541
Prepaid expenses		51,757
		4,334,277,316
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,004,197
Liability for securities on loan–Note 1(b)		143,753,680
Payable for shares of Common Stock redeemed		4,201,349
Payable for futures variation margin–Note 4		82,230
Interest payable–Note 2		756
Accrued expenses		185,101
		149,227,313
Net Assets ($)		**4,185,050,003**
Composition Net Assets ($):		
Paid-in capital		2,951,282,777
Accumulated undistributed investment income–net		497,350
Accumulated net realized gain (loss) on investments		(505,543,287)
Accumulated net unrealized appreciation (depreciation) on investments [including ($132,175) net unrealized (depreciation) on financial futures]		1,738,813,163
Net Assets ($)		**4,185,050,003**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	3,594,085,463	590,964,540
Shares Outstanding	99,424,915	16,344,052
Net Assets Value Per Share ($)	**36.15**	**36.16**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Dividends:	
Unaffiliated issuers	78,264,868
Affiliated issuers	932,727
Interest	341,074
Income on securities lending	241,443
Total Income	**79,780,112**
Expenses:	
Management fee—Note 3(a)	10,061,215
Distribution fees (Service Shares)—Note 3(b)	1,356,418
Prospectus and shareholders' reports	795,207
Directors' fees and expenses—Note 3(d)	104,647
Professional fees	63,996
Shareholder servicing costs (Initial Shares)—Note 3(c)	43,132
Loan commitment fees—Note 2	28,738
Interest expense—Note 2	9,103
Miscellaneous	170,308
Total Expenses	**12,632,764**
Investment Income—Net	**67,147,348**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	30,771,497
Net realized gain (loss) on financial futures	3,772,675
Net Realized Gain (Loss)	**34,544,172**
Net change in unrealized appreciation (depreciation) on investments (including $241,635 net change in unrealized appreciation on financial futures)	487,048,921
Net Realized and Unrealized Gain (Loss) on Investments	**521,593,093**
Net Increase in Net Assets Resulting from Operations	**588,740,441**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	67,147,348	66,996,953
Net realized gain (loss) on investments	34,544,172	(107,603,672)
Net change in unrealized appreciation (depreciation) on investments	487,048,921	240,329,084
Net Increase (Decrease) in Net Assets Resulting from Operations	**588,740,441**	**199,722,365**
Dividends and Distributions to Shareholders from ($):		
Investment income–net:		
Initial shares	(58,504,884)	(59,436,329)
Service shares	(7,682,739)	(7,091,644)
Distributions of return of capital:		
Initial shares	–	(310,500)
Service shares	–	(39,323)
Total Dividends and Distributions	**(66,187,623)**	**(66,877,796)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial shares	214,641,802	210,040,722
Service shares	71,589,515	157,277,486
Net assets received in connection with reorganization–Note 1	–	166,871,392
Dividends reinvested:		
Initial shares	58,504,884	59,746,829
Service shares	7,682,739	7,130,967
Cost of shares redeemed:		
Initial shares	(748,919,033)	(779,602,799)
Service shares	(87,250,920)	(153,914,282)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(483,751,013)**	**(332,449,685)**
Total Increase (Decrease) in Net Assets	**38,801,805**	**(199,605,116)**
Net Assets ($):		
Beginning of Period	4,146,248,198	4,345,853,314
End of Period	**4,185,050,003**	**4,146,248,198**
Undistributed investment income–net	497,350	203,205

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	6,432,965	6,823,178
Shares issued in connection with reorganization–Note 1	–	5,653,156
Shares issued for dividends reinvested	1,728,125	1,932,364
Shares redeemed	(22,393,535)	(25,134,308)
Net Increase (Decrease) in Shares Outstanding	**(14,232,445)**	**(10,725,610)**
Service Shares		
Shares sold	2,117,508	5,125,869
Shares issued for dividends reinvested	226,501	230,306
Shares redeemed	(2,654,935)	(4,994,213)
Net Increase (Decrease) in Shares Outstanding	**(310,926)**	**361,962**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended December 31, | | | | |
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	31.82	30.89	28.43	22.47	29.36
Investment Operations:					
Investment income–net[a]	.56	.49	.51	.37	.34
Net realized and unrealized gain (loss) on investments	4.33	.94	2.48	5.96	(6.89)
Total from Investment Operations	4.89	1.43	2.99	6.33	(6.55)
Distributions:					
Dividends from investment income–net	(.56)	(.50)	(.53)	(.37)	(.34)
Dividends from return of capital	–	(.00)[b]	(.00)[b]	–	–
Total Distributions	(.56)	(.50)	(.53)	(.37)	(.34)
Net asset value, end of period	36.15	31.82	30.89	28.43	22.47
Total Return (%)	15.50	4.69	10.64	28.36	(22.36)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.27	.27	.26	.28	.27
Ratio of net investment income to average net assets	1.67	1.60	1.76	1.52	1.33
Portfolio Turnover Rate	4.91	6.09	3.78	2.80	6.05
Net Assets, end of period ($ x 1,000)	3,594,085	3,616,211	3,842,397	3,771,728	3,093,295

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	31.82	30.90	28.40	22.44	29.33
Investment Operations:					
Investment income—net [a]	.47	.42	.46	.32	.29
Net realized and unrealized gain (loss) on investments	4.35	.93	2.46	5.93	(6.89)
Total from Investment Operations	4.82	1.35	2.92	6.25	(6.60)
Distributions:					
Dividends from investment income—net	(.48)	(.43)	(.42)	(.29)	(.29)
Dividends from return of capital	–	(.00)[b]	(.00)[b]	–	–
Total Distributions	(.48)	(.43)	(.42)	(.29)	(.29)
Net asset value, end of period	36.16	31.82	30.90	28.40	22.44
Total Return (%)	15.21	4.43	10.35	28.05	(22.55)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.52	.52	.51	.53	.51
Ratio of net investment income to average net assets	1.43	1.35	1.59	1.27	1.19
Portfolio Turnover Rate	4.91	6.09	3.78	2.80	6.05
Net Assets, end of period ($ x 1,000)	590,965	530,037	503,456	283,150	78,762

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Stock Index Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, that is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of life insurance companies. The fund's investment objective is to match the total return of the Standard and Poor's 500 Composite Stock Price Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's manager and Mellon Equity Associates ("Mellon Equity"), an affiliate of Dreyfus, serves as the fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions prior to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

As of the close of business on April 29, 2005, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Times Square VP S&P 500R Index Fund ("portfolio"), a series of CIGNA Variable Products Group, were transferred to the fund. Shareholders of the portfolio received Initial shares of the fund in an amount equal to the aggregate net asset value of their investment in the portfolio at the time of

the exchange. The net asset value of the fund's Initial shares at the close of business on April 29, 2005, after the reorganization, was $29.52 per share and a total of 5,653,156 Initial shares representing net assets of $166,871,392 (including $711,591 net unrealized appreciation on investments) were issued to the portfolio's shareholders, in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 400 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (250 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution plan and shareholder services plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principal exchange.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements.

The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income is determined on the basis of coupon interest accrued, adjusted for accretion of discount and amortization of premium on debt securities.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2006, pursuant to the securities lending agreement, Mellon Bank, N.A. earned revenues of $103,476 from the fund.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Fund, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $184,992, accumulated capital losses $393,293,738 and unrealized appreciation $1,626,875,972.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $300,694,931 of the carryover expires in fiscal 2010, $27,409,843 expires in fiscal 2011, $15,235,400 expires in fiscal 2012 and $49,953,564 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005, were as follows: ordinary income $66,187,623 and $66,527,973 and return of capital $0 and $349,823.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $665,580 and increased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2006, was approximately $175,900 with a related weighted average annualized interest rate of 5.17%.

NOTE 3—Management Fee, Index Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement with Dreyfus, the management fee is computed at the annual rate of .245% of the value of the fund's average daily net assets, and is payable monthly. Dreyfus has agreed to pay Mellon Equity a monthly index-management fee at the annual rate of .095% of the value of the fund's average daily net assets. Dreyfus has undertaken from January 1, 2006 until such time as they give shareholders at least 180 days notice to the contrary that if any full fiscal year the fund's aggregate expenses exclusive of brokerage commissions, Rule 12b-1 distribution plan fees, transaction fees and extraordinary expenses, exceed an annual rate of .40% of the fund's average daily net assets, the fund may deduct from the payments to be made to Dreyfus, or Dreyfus will bear, such excess expense. During the period ended December 31, 2006, there was no expense reimbursement pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides payments to be made at an annual rate of .25% of the value of the Service shares average daily net assets. The Distributor may make payments to Participating Insurance Companies and brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $1,356,418 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended December 31, 2006, Initial shares were charged $32,069 pursuant to the Shareholders Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2006, the fund was charged $1,142 pursuant to the transfer agency agreement.

During the period ended December 31, 2006, the fund was charged $4,204 for services performed by the Chief Compliance Officer which is included in miscellaneous expenses.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $874,610, Rule 12b-1 distribution plan fees $124,313, shareholder services plan fees $3,000, chief compliance officer fees $2,044 and transfer agency per account fees $230.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, during the period ended December 31, 2006, amounted to $200,621,768 and $663,987,109, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2006 are set forth in the Statement of Financial Futures.

At December 31, 2006, the cost of investments for federal income tax purposes was $2,700,464,885; accordingly, accumulated net unrealized appreciation on investments was $1,626,875,972, consisting of $1,892,814,427 gross unrealized appreciation and $265,938,455 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus Stock Index Fund, Inc.**

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and of financial futures, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Stock Index Fund, Inc. (the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 7, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

David P. Feldman (67)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

Ehud Houminer (66)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

Gloria Messinger (77)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

——————————

Anne Wexler (76)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in
  government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member
T. John Szarkowski, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Stock Index Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Index Fund Manager

Mellon Equity Associates
500 Grant Street
Pittsburgh, PA 15258

Custodian

Mellon Trust of
New England, N.A.
One Boston Place
Boston, MA 02108

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
        Attn: Investments Division

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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